

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 5, 2016

J. Mays Davenport
Executive Vice President and Chief Financial Officer
LegacyTexas Financial Group, Inc.
5851 Legacy Circle
Plano, Texas 75024

> **Re: LegacyTexas Financial Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 8-K**
> **Filed October 18, 2016**
> **File No. 001-34737**

Dear Mr. Davenport:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed October 18, 2016

Exhibit 99.1 Press release announcing third quarter 2016 earnings dated October 18, 2016

Non-GAAP Disclosure, page 16

1. We note that your non-GAAP financial measures, "Core (non-GAAP) net income" and "Core (non-GAAP) non-interest income," include an adjustment for "one-time (gain) loss on assets" that appears in several quarters. Please tell us and revise future filings to clearly describe the nature of these adjustments for each quarter presented. In addition, please tell us how you considered the guidance in Question 102.03 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 in your determination that these adjustments comply with Item 10(e) of Regulation S-K.

J. Mays Davenport
LegacyTexas Financial Group, Inc.
December 5, 2016
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3291 with any questions.

Sincerely,

/s/ H. Stephen Kim

H. Stephen Kim
Assistant Chief Accountant
Office of Financial Services